UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

Craig Opp, General Counsel

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-3 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,459,379 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,459,379 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,459,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.5% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of this Schedule 13D as filed on January 7, 2019 (the “Original Schedule”), the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on April 16, 2019 (the “Schedule 14F-1”).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-4 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,839 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,839 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-5 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,413,847 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,413,847 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,413,847
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-6 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,432,573 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,432,573 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,432,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-7 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,423,634 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,423,634 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-8 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,539 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,539 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust (collectively, the “Seller Trusts”). Jeffrey S. Hinkle has no pecuniary interest in the shares of Common Stock held by the Seller Trusts.
(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Murray T. Holland, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust. Murray T. Holland has an indirect pecuniary interest in the shares of Common Stock held by the Seller Trusts resulting from his ownership interest in 30% of the outstanding membership interests of MHT Financial, LLC (“MHT”), the sole beneficiary of each of the Seller Trusts. Consequently, to the extent that MHT, as beneficiary, receives proceeds from the sale of Common Stock and Seller Trust L Bonds, as contemplated by the Master Agreement, in excess of its contractual obligations, Mr. Holland would have a right to his pro rata share of any distribution of such proceeds if and when made by MHT to its members. There can be no assurance (i) that MHT will receive any proceeds in excess of its contractual obligations, (ii) as to the amount of any such excess, or (iii) that any distribution of such excess will be distributed to members of MHT, including Mr. Holland.
(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2019 as previously amended on Schedule 13D/A filed with the Commission on April 17, 2019 and Schedule 13D/A filed with the Commission on April 30, 2019 (as amended, this “Schedule 13D”) with respect to the common stock, $0.001 par value (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)	No amendments hereto.

(b)	No amendments hereto.

(c)	No amendments hereto.

(d)-(e)	No amendments hereto

(f)	No amendments hereto.

Item 3.	Source and Amount of Funds or Other Consideration

No amendment hereto.

Item 4.	Purpose of Transactions

No amendment hereto.

Item 5.	Interest in Securities of the Issuer

No amendments hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

Murray T. Holland has an indirect pecuniary interest in the shares of Common Stock held by the Seller Trusts resulting from his ownership interest in 30% of the outstanding membership interests of MHT Financial, LLC (“MHT”), the sole beneficiary of each of the Seller Trusts. Consequently, to the extent that MHT, as beneficiary, receives proceeds from the sale of Common Stock and Seller Trust L Bonds, as contemplated by the Master Agreement, in excess of its contractual obligations, Mr. Holland would have a right to his pro rata share of any distribution of such proceeds if and when made by MHT to its members. There can be no assurance (i) that MHT will receive any proceeds in excess of its contractual obligations, (ii) as to the amount of any such excess, or (iii) that any distribution of such excess will be distributed to members of MHT, including Mr. Holland.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated December 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D, as filed by the Reporting Persons on January 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2019

THE LT-3 EXCHANGE TRUST THE LT-4 EXCHANGE TRUST THE LT-5 EXCHANGE TRUST THE LT-6 EXCHANGE TRUST THE LT-7 EXCHANGE TRUST THE LT-8 EXCHANGE TRUST

By:	/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle
Title:	Trust Advisor

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	Trust Advisor

MURRAY T. HOLLAND

/s/ Murray T. Holland
Murray T. Holland, as Trust Advisor to the Seller Trusts

JEFFREY S. HINKLE

/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle, as Trust Advisor to the Seller Trusts